Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for the quarter ended March 31, 2012 and the fiscal years ended December 31, 2010, 2009, 2008 and 2007. The following table sets forth our ratio of earnings to fixed charges for the fiscal year ended December 31, 2011 and our deficiency of earnings to cover fixed charges for the quarter ended March 31, 2012 and the fiscal years ended December 31, 2010, 2009, 2008 and 2007.

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
		(In thousands, except ratio)
Fixed Charges:
Interest expense	$4,004	$16,259	$9,340	$12,672	$6,762	$3,966
Interest portion of rental expense	111	606	817	570	843	1,092

Total fixed charges	$4,115	$16,865	$10,157	$13,242	$7,605	$5,058

Earnings (loss):
Net income (loss) before provision for income taxes	$(26,140)	$76,992	$(92,402)	$(140,843)	$(175,570)	$(111,022)
Fixed charges per above	4,115	16,865	10,157	13,242	7,605	5,058

Total adjusted earnings (loss)	$(22,025)	$93,857	$(82,245)	$(127,601)	$(167,965)	$(105,964)

Ratio of earnings to fixed charges	—	5.57	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(26,140)	—	$(92,402)	$(140,843)	$(175,570)	$(111,022)